Form U5A

NOTIFICATION OF REGISTRATION

Filed under Section 5(a) of the Public Utility
Holding Company Act of 1935

Pepco Holdings, Inc.

Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)     Exact name of registrant: Pepco Holdings, Inc.

(2)     Address of principal executive offices: 701 Ninth Street, NW, Washington, DC  20068

(3)     Name and address of officers to whom notices and communications should be addressed:

| | |
|---|---|
| Anthony J. Kamerick | William T. Torgerson |
| Vice President and Treasurer | Executive Vice President and General Counsel |
| Pepco Holdings, Inc. | Pepco Holdings, Inc. |
| 701 Ninth Street, NW | 701 Ninth Street, NW |
| Washington, DC  20068 | Washington, DC  20068 |

(1)     Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of a realignment of certain of the Pepco Holdings System's nonutility subsidiary companies as contemplated by Pepco Holdings' Application-Declaration in File No. 70-9913 and as authorized by the Commission in its order dated July 24, 2002 approving such Application-Declaration. In addition, filings are expected to be made to designate certain companies as exempt wholesale generators or foreign utility companies. Such companies are listed herein with the anticipated status.

| Name of Company | Organization | State/Country | Type of Business |
|---|---|---|---|
| Pepco Holdings, Inc. | Corporation | DE | Registered holding company |
| Potomac Electric Power Company | Corporation | DC & VA | Electric utility |
| Edison Capital Reserves Corporation | Corporation | DE | Investment holding company |
| Potomac Electric Power Company Trust I | Business Trust | DE | Financing |
| Gridco International L.L.C. | Limited Liability Co. | DE | Inactive |
| Microcell Corporation | Corporation | NC | Commercial fuel cells |
| POM Holdings, Inc. | Corporation | DE | Nonregulated investments |
| PepMarket.com | Limited Liability Co. | DE | Inactive |
| Pepco Energy Services, Inc. | Corporation | DE | Energy-related company |
| Pepco Building Services, Inc. | Corporation | DE | Energy-related company |
| MET Electrical Testing Company, Inc. | Corporation | DE | Energy-related company |
| Substation Test Company, Inc. | Corporation | DE | Energy-related company |
| Engineered Services, Inc. | Corporation | DE | Energy-related company |
| G&L Mechanical Services, Inc. | Corporation | DE | Energy-related company |
| Unitemp, Inc. | Corporation | DE | Energy-related company |
| Seaboard Mechanical Services, Inc. | Corporation | DE | Energy-related company |
| PES Home Warranty Services of Virginia | Corporation | VA | Home-related energy services |
| Potomac Power Resources, Inc. | Corporation | DE | Exempt wholesale generator |
| PES Landfill Gas Corporation | Corporation | DE | Energy-related company |
| Fauquier Landfill Gas, LLC | Limited Liability Co. | DE | Energy-related company |
| Trigen-Pepco Energy Services, LLC | Limited Liability Co. | DC | Energy-related company |
| Viron/Pepco Services Partnership | General Partnership | DE | Energy-related company |
| Potomac Capital Investment Corporation | Corporation | DE | Nonutility holding company |
| PCI Netherlands Corporation | Corporation | NV | Foreign utility company |
| PCI Queensland Corporation | Corporation | NV | Exempt wholesale generator |
| Kramer Junction Company | Corporation | CA | Holds qualifying small power production facilities |
| KJC Operating Company | Corporation | CA | Operates qualifying small power production facilities |
| KJC Consulting Company | Corporation | CA | Administrative and accounting services |
| Luz Solar Partners, Ltd., III | Limited Partnership | CA | Qualifying small power production facilities |
| Luz Solar Partners, Ltd., IV | Limited Partnership | CA | Qualifying small power production facilities |
| Luz Solar Partners, Ltd., V | Limited Partnership | CA | Qualifying small power production facilities |
| Luz Solar Partners, Ltd., VI | Limited Partnership | CA | Qualifying small power production facilities |
| Luz Solar Partners, Ltd., VII | Limited Partnership | CA | Qualifying small power production facilities |
| Electro Ecology, Inc. | Corporation | NY | Qualifying small power production facilities |
| Pepco Enterprises, Inc. | Corporation | DE | Energy-related business opportunities |
| Energy and Telecommunications Services, | Limited Liability Co. | DE | Nonutility holding company |

| Name of Company | Organization | State/Country | Type of Business |
|---|---|---|---|
| LLC | | | |
| Severn Cable LLC | Limited Liability Co. | DE | Utilities and telecommunications contractor |
| Severn Construction, LLC | Limited Liability Co. | DE | Utilities and telecommunications contractor |
| Pepco Energy Company | Corporation | DE | Inactive |
| W.A. Chester, LLC | Limited Liability Co. | DE | Utilities and telecommunications contractor |
| W.A. Chester Corporation | Corporation | DE | Utilities and telecommunications contractor |
| Pepco Technologies, LLC | Limited Liability Co. | DE | Energy-related company |
| RAMP Investments, LLC | Limited Liability Co. | DE | Nonutility holding company |
| PCI Air Management Partners, LLC | Limited Liability Co. | DE | Aircraft leasing |
| PCI Ever, Inc. | Corporation | DE | Nonutility holding company |
| Friendly Skies, Inc. | Corporation | Virgin Islands | Aircraft leasing |
| PCI Air Management Corporation | Corporation | NV | Aircraft leasing |
| American Energy Corporation | Corporation | DE | Nonutility holding company |
| PCI-BT Investing, LLC | Limited Liability Co. | DE | Nonutility holding company |
| Potomac Aircraft Leasing Corporation | Corporation | NV | Nonutility holding company |
| Aircraft Leasing Associates, LP | Limited Partnership | DE | Aircraft leasing |
| Potomac Capital Markets Corporation | Corporation | DE | Nonutility holding company |
| Singapore Airlines VII | Trust | DE | Inactive |
| Edison Place, LLC | Limited Liability Co. | DE | Real estate |
| Linpro Harmans Land LTD Partnership | General Partnership | MD | Inactive |
| Potomac Harmans Corporation | Corporation | MD | Real estate |
| Harmans Building Associates | General Partnership | MD | Real estate |
| Potomac Nevada Corporation | Corporation | NV | Nonregulated investments |
| Potomac Delaware Leasing Corporation | Corporation | DE | Aircraft leasing |
| Potomac Equipment Leasing Corporation | Corporation | NV | Equipment leasing |
| Potomac Leasing Associates, LP | Limited Partnership | DE | Intercompany receivables |
| Potomac Nevada Leasing Corporation | Corporation | NV | Intercompany receivables |
| PCI Engine Trading, Ltd. | Limited Company | Bermuda | Investments |
| Potomac Capital Joint Leasing Corporation | Corporation | DE | Investments and intercompany receivables |
| PCI Nevada Investments | General Partnership | DE | Investments |
| PCI Holdings, Inc. | Corporation | DE | Nonutility holding company |
| Aircraft International Management Company | Corporation | DE | Intercompany receivables |
| PCI-BT Ventures | Partnership | DE | Nonutility holding company |
| PCI-BT & BCR-BT Ventures | Partnership | DE | Aicraft leasing |
| Potomac Nevada Investment, Inc. | Corporation | NV | Aircraft equipment leasing |
| American-LB Energy Partnership | General Partnership | NY | Inactive |
| Carbon Composite, LLC | Limited Liability Co. | DE | Inactive |
| PCI Energy Corporation | Corporation | DE | Oil and gas investments |

| Name of Company | Organization | State/Country | Type of Business |
|---|---|---|---|
| Pepco Communications, Inc. | Corporation | DE | Exempt telecommunications company |
| Pepco Communications, LLC | Limited Liability Co. | DE | ETC subsidiary |
| Starpower Communications, LLC | Limited Liability Co. | DE | Telecommunications company |
| Nextgate, Inc. | Corporation | DE | Inactive |
| PHI Service Company (formerly Conectiv Resource Partners, Inc.) | Corporation | DE | Service company |
| Conectiv | Corporation | DE | Registered holding company |
| Delmarva Power & Light Company | Corporation | DE & VA | Combination gas and electric utility |
| Delmarva Financing I | Business Trust | DE | Financing |
| Atlantic City Electric Company | Corporation | NJ | Electric utility |
| Atlantic Capital I | Business Trust | DE | Financing |
| Atlantic Capital II | Business Trust | DE | Financing |
| Atlantic City Electric Company Transition Funding LLC | Limited Liability Co. | DE | Financing |
| Conectiv Property and Investments, Inc. | Corporation | DE | Nonregulated investments |
| DCI II, Inc. | Corporation | Virgin Islands | Leveraged Leasing |
| UAH - Hydro Kennebec, LP | Limited Partnership | NY | Qualifying project |
| LUZ Solar Partners, LTD., IV | Limited Partnership | CA | Qualifying small power production facilities |
| DCTC-Burney, Inc. | Corporation | DE | Nonutility holding company |
| Forest Products, L.P. | Limited Partnership | DE | Investments |
| Burney Forest Products, A Joint Venture | General Partnership | CA | Energy-related company |
| Conectiv Solutions LLC | Limited Liability Co. | DE | Energy management services |
| ATE Investments, Inc. | Corporation | DE | Equity Investments |
| King Street Assurance Ltd. | Company | Bermuda | Insurance |
| Enertech Capital Partners, L.P. | Limited Partnership | DE | Energy-related investments |
| Enertech Capital Partners II, L.P. | Limited Partnership | DE | Energy-related investments |
| Pac-West Telecomm, Inc. | Corporation | CA | Communications services |
| Capstone Turbine Corporation | Corporation | DE | Energy-related products |
| Black Light Power, Inc. | Corporation | DE | Energy research |
| Millenium Account Services, LLC | Limited Liability Co. | DE | Meter reading services |
| VitalServicesHome.com, L.L.C. | Limited Liability Co. | DE | Energy-related products and services |
| Conectiv Services, Inc. | Corporation | DE | Energy-related services |
| Conectiv Plumbing, L.L.C. | Limited Liability Co. | DE | Plumbing Services |
| Conectiv Thermal Systems, Inc. | Corporation | DE | Energy-related company |
| ATS Operating Services, Inc. | Corporation | DE | Energy-related company |
| Atlantic Jersey Thermal Systems, Inc. | Corporation | DE | Energy-related company |
| Thermal Energy Limited Partnership I | Limited Partnership | DE | Energy-related company |
| Atlantic Generation, Inc. | Corporation | NJ | Energy-related company |
| Vineland Limited, Inc. | Corporation | DE | Energy-related company |
| Vineland Cogeneration L. P. | Limited Partnership | DE | Energy-related company |

| Name of Company | Organization | State/Country | Type of Business |
|---|---|---|---|
| Vineland General, Inc. | Corporation | DE | Energy-related company |
| Pedrick Gen., Inc. | Corporation | NJ | Energy-related company |
| Cogeneration Partners of America | General Partnership | NJ | Inactive |
| Binghamton Limited, Inc. | Corporation | DE | Being held for liquidation |
| Binghamton General, Inc. | Corporation | DE | Being held for liquidation |
| Energy Investors Fund III, L.P. | Limited Partnership | DE | IPP investments |
| Conectiv Communications, Inc. | Corporation | DE | Exempt telecommunications company |
| Atlantic Southern Properties, Inc. | Corporation | NJ | Real estate |
| Conectiv Energy Holding Company | Corporation | DE | Holding company |
| ACE REIT, Inc | Corporation | DE | Holding company |
| Conectiv Atlantic Generation, L.L.C. | Limited Liability Co. | DE | Exempt wholesale generator |
| Conectiv Delaware Generation, Inc | Corporation | DE | Exempt wholesale generator |
| Conectiv Energy Supply, Inc. | Corporation | DE | Energy trading |
| Conectiv Operating Services Company | Corporation | DE | Energy-related company |
| Conectiv Mid-Merit, Inc. | Corporation | DE | Exempt wholesale generator |
| Energy Systems North East, LLC | Limited Liability Co. | DE | Exempt wholesale generator |
| Conectiv Bethlehem, Inc. | Corporation | DE | Exempt wholesale generator |
| Conectiv Pennsylvania Generation, Inc. | Corporation | DE | Exempt wholesale generator |
| Tech Leaders II, L.P. | Limited Partnership | DE | Energy-related investments |
| SciQuest.com, Inc. | Corporation | DE | E-commerce and computer support |
| Internet Capital Group, Inc. | Corporation | DE | E-commerce |
| Adolor Corp | Corporation | DE | Pharmaceutical |

## SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the District of Columbia on the 1st day of August, 2002.

Pepco Holdings, Inc.

By: /s/ D. R. Wraase
---------------------------------------
President and Chief Operating Officer

(Seal)

Attest:

/s/ Ellen Sheriff Rogers
------------------------------------
Secretary

## VERIFICATION

District of Columbia

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated August 1, 2002 for and on behalf of Pepco Holdings, Inc.; that he is the President and Chief Operating Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ D. R. Wraase
------------------------------------

(OFFICIAL SEAL)

Subscribed and sworn to before me,
a notary public
this 1st day of August, 2002

/s/ Loretta S. Thompson
---------------------------------
My commission expires:    1/1/2007